U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 Under
                       The Securities Exchange Act of 1934


                              For November 1, 2002

                          Crosswave Communications Inc.
                 (Translation of registrant's name into English)
  Crest Yasuda Bldg., 3-21 Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, Japan
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F_X_     Form 40-F___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes___    No_X_

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                 Crosswave Expands Access Line Availability for
                     "Wide-area Ethernet Platform Service"

    Business Editors

            TOKYO--(BUSINESS WIRE)--Nov. 1, 2002--Crosswave Communications Inc. ("Crosswave", NASDAQ: CWCI) today announced that as of November 1, 2002, the company has expanded access line availability to its flagship, "Wide-area Ethernet Platform service".
            The new access line adopted is the "NTT Mega Data Netz", ATM services offered by NTT East and NTT West, to provide bandwidths from 0.5Mbps to 10Mbps.
            "We have seen an increasing demand for the new access line especially among potential customers, as it is an economical access line which is easily upgraded, and available for narrower bandwidths up to 10Mbps," said Akio Onishi, CEO of Crosswave. "We believe our prompt response to such demands will contribute to accelerating the increase of our customer base."
            "We have been making an effort to manage local access costs, by establishing cost-effective NNI connections(a)," continued Yasuharu Fushimi, CFO of Crosswave. "As a result of our efforts we can now swiftly expand the access line availability and make efficient use of existing facilities, without spending any additional capital for the service launch."
            The new access item is initially being offered in 16 prefectures(b) and will be progressively expanded to other areas in Japan. There are two different pricing options for this new access item - CBR(constant bit rate)-based, which guarantees full bandwidth and GFR(guaranteed frame rate)-based, which guarantees part of the bandwidth with a variety of bandwidths available. Unlike the existing end-to-end pricing structure in place since June 2002, Crosswave has applied separate-charge pricing to this new item, making it available from JPY 75,000 per month, excluding local access.

            (a) NNI connections: "Network-Network-Interface" connection. A means of connecting local access lines. Crosswave began shifting from the former time-efficient UNI (User-Network-Interface) to the cost-effective NNI to connect local access lines in autumn 2001.

            (b) 17 prefectures: Hokkaido, Miyagi, Saitama, Chiba, Tokyo, Kanagawa, Shizuoka, Gifu, Aichi, Osaka, Hyogo, Okayama, Fukuoka, Kumamoto, Miyazaki, and Kagoshima.

            About Crosswave
            Crosswave Communications Inc. (NASDAQ: CWCI) offers broadband data communication services on Japan's first nationwide fiber-optic network specifically designed and dedicated to data traffic. Crosswave was established in October 1998 by Internet Initiative Japan Inc. (IIJ,
NASDAQ: IIJI), Sony Corporation and Toyota Motor Corporation with the goal of providing advanced, high-speed, cost-effective, end-to-end data communications services to customers in Japan and to take advantage of market growth and demand for broadband data communications networks.

     The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Crosswave Communications Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.


    CONTACT: Crosswave Communications Inc.
             Media/Investor Relations Office
             Ms Kayoko Miyako, +81-3-5205-4580
             Fax: +81-3-5205-4581
             E-mail: press@cwc.co.jp
             URL: http://www.cwc.co.jp/

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Crosswave Communications Inc.

Date:  November 1, 2002                     By:   /s/  Koichi Suzuki
                                            ------------------------------------
                                                       Koichi Suzuki
                                                       President